Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND JUNE 30, 2016

Revenues for the six months ended June 30, 2017 were $13.78 million, compared to $14.38 million in the six months ended June 30, 2016. The decrease is attributed mainly to a weakness in the Israeli Supply Chain market, which we expect will be gradually compensated for by sales outside of Israel, mainly in India.

Gross profit for the six months ended June 30, 2017 amounted to $2.9 million (gross margin of 21.1%), compared to $2.87 million (gross margin of 19.9%) for the six months ended June 30, 2016.

Selling and marketing expenses for the six months ended June 30, 2017 were $1.59 million, compared to $1.55 million in the six months ended June 30, 2016. The increase in expenses due to the devaluation of the US$ against the Israeli NIS during the first six months of 2017 as compared to the comparable period last year.

General and administrative expenses for the six months ended June 30, 2017 were $845,000, compared to $809,000 in the six months ended June 30, 2016. The increase is attributed mainly to legal expenses.

As a result of the above, operating income in the six months ended June 30, 2017 amounted to $476,000, compared to $512,000 in the six months ended June 30, 2016.

Financial expenses for the six months ended June 30, 2017 were $163,000, compared to $166,000 in the six months ended June 30, 2016.

Net income in the six months ended June 30, 2017 amounted to $313,000, compared to $346,000 in the six months ended June 30, 2016. On a per share basis, the basic and diluted net income per share in the six months ended June 30, 2017 was $0.10, compared to $0.14 net income per share in the six months ended June 30, 2016.

Liquidity and Capital Resources

As of June 30, 2017, we had $2.7 million in long term bank loans, and current maturities of $400,000. Cash and cash equivalents as of June 30, 2017 amounted to $1.79 million. The Company had a positive working capital of $6.85 million as of June 30, 2017, and it is the Company’s opinion that current working capital is sufficient for the Company’s present requirements.

On each of June 18, 2013, February 3, 2014, February 17, 2015 and May 8, 2017, the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA Global Master SPV Ltd. (“YA” or “YA Global”) for the sale of up to $600, $2,000, $1,300 and $2,000, respectively, of its Ordinary Shares to YA. The Company may effect the sale, at its sole discretion, during a two-year period for the 2013 SEDA, a three-year period for the 2014 SEDA, and for a forty-month period for the 2015 SEDA, from the respective SEDA date, but not before the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA. Sales pursuant to the 2017 SEDA can be effected during a four-year period beginning on the date the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Ordinary Shares by YA. For each Ordinary Share purchased under a SEDA, YA will pay 95% for the 2013 and 2014 SEDAs, and 93% for the 2015 SEDA and 2017 SEDAs of the lowest daily VWAP (as defined below) of the Ordinary Shares during either five or three consecutive trading days, following the date of an advance notice (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary Shares at the time of delivery of the advance notice). An advance notice shall not exceed $150 for the 2013 SEDA, and $500 for the 2014, 2015 and 2017 SEDAs. “VWAP” is defined as of any date, to be such date’s daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP. The Company may terminate the SEDA at any time upon prior notice to YA Global, as long as there are no advance notices outstanding and the company has paid to YA all amounts then due. In connection with the 2013, 2014, 2015 and 2017 SEDAs, the Company granted to YA as a commitment fee 7,500, 13,711, 28,930 and 67,307 Ordinary Shares, respectively. From June 2013 until June 30, 2017, the Company has sold to YA under the SEDAs 1,309,075 Ordinary Shares, for a total amount of $3,510.

On January 1, 2016, the Company issued 162,734 Ordinary Shares as part of the consideration for the iDnext business acquisition.

In January 2016, the Company and its Israeli subsidiaries entered into a refinancing agreement with an Israeli Bank, which converted all of the short term bank debt into long term loans that amounted to $3,858 as of December 31, 2015. The agreement includes covenants to maintain certain financial ratios related to shareholders’ equity, EBITDA and operating results. In addition, the Company and its Israeli subsidiaries agreed to repay the bank $1.2 million plus interest, in 36 equal installments commencing 2016, and the remaining loan in the amount of $2.65 million shall be paid on December 31, 2018. The Company presently anticipates that it will seek to refinance this balance prior to the maturity date.

We finance our activities by different means, including long-term loans, cash flows from operating activities and issuance of Company shares.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit terms, the level of resources devoted to research and development, new product introductions, and marketing and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. As of June 30, 2017, our trade receivables’ and trade payables’ aging days were 120 and 93 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors’ and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain.

Cash Flows

Net cash provided by operating activities in the six months ended June 30, 2017 was $513,000, compared to $142,000 in the six months ended June 30, 2016. The increase in the cash flows in the first six months of year 2017 was due to extended payment terms from Supply Chain vendors.

Net cash used in investing activities in the six months ended June 30, 2017 amounted to $19,000, compared to $203,000 in the six months ended June 30, 2016. The decrease is due to net cash used in the acquisition of iDnext and Next-Line in 2016.

Net cash provided by financing activities in the six months ended June 30, 2017 was $10,000, compared to $164,000 in the six months ended June 30, 2016, due to a reduction in the Company’s proceeds from share issuance.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.